Exhibit 22

List of Subsidiary Guarantors

As of December 31, 2020, the Company's 6.50% senior secured notes due 2023 are guaranteed by the following 100% owned subsidiaries of the Company:
Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport
Titan Wheel Corporation of Illinois